

December 7, 2010

Jack A. Fusco
President and Chief Executive Officer
Calpine Corporation
717 Texas Avenue
Suite 1000
Houston, Texas 77002

>   **Re: Calpine Corporation**
>   **Form 10-K for the period ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 001-12079**

Dear Mr. Fusco:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director